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robert.zecher@shearman.com (212) 848-4763	December 12, 2011

Bo Howell
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

First Eagle High Yield Fund (the “Fund”)
File Nos. 033-63560 and 811-7762

Dear Mr. Howell:

Thank you for your comments regarding the registration statement on Form N-1A of the Fund, filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2011 (the “Registration Statement”). Below, we describe the changes the Fund will make to the Registration Statement in response to the Staff’s comments.

Capitalized terms used but not otherwise defined have the meaning ascribed to them in the Registration Statement.

I.                   Prospectus – Inside Cover Page

1.      COMMENT: You commented that we should remove both introductory paragraphs from the inside cover of the Prospectus. You mentioned that the included language is not necessary for the purposes of Item 1(a).

RESPONSE: Item 1(a) specifies the permitted information on a cover page, but is not absolute. Item 1(a) leaves latitude by referring to “any additional information” that is not otherwise misleading, obscuring, etc. We believe these brief introductory paragraphs, which introduce the Fund and introduce the Portfolio Managers, are the type of “additional information” permitted by this instruction. We respectfully prefer to retain the information as is.

ABU DHABI   |   BEIJING   |   BRUSSELS   |   DÜSSELDORF   |   FRANKFURT   |   HONG KONG   |   LONDON   |   MILAN   |   MUNICH   |   NEW YORK
PALO ALTO   |   PARIS   |   ROME   |   SAN FRANCISCO   |   SÃO PAULO   |   SHANGHAI   |   SINGAPORE   |   TOKYO   |   TORONTO   |   WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Bo Howell	December 12, 2011

II.                Summary – Page 4 – Fees and Expenses

2.      COMMENT: You commented that certain purchases of Class A Shares may be subject to a 1% Contingent Deferred Sales Charge; disclosed on pages 24 and 25 of the Fund’s prospectus. You requested that we include reference to this fee in the fee and expense table of the summary.

RESPONSE: We respectfully disagree that it is appropriate to include the 1% Contingent Deferred Sales Charge in the fee and expense table. This fee bears little resemblance to a customary CDSC of the type that is potentially applied to most purchases within a given class of shares. Rather, because it applies only to very large share purchases, including it in the fee table as though it were generally applicable is, in our view, more confusing than useful for most readers. In particular, the narrow circumstance in which that such fee would apply are typically limited to purchases, subsequently redeemed within 18 months, (i) aggregating (on a single trade date) $1 million or more by any “person,” (which term includes any account having the same mailing address or tax identification number), (ii) accounts with completed letters of intention of $1 million or more, and (iii) certain employer sponsored retirement plans investing through an omnibus account making any single purchase of Class A Shares of $1 million or more. That being said, we have included a footnote in the Sales Charge table on page 24 of the Registration Statement, linked to sales over $1 million, which reads as follows:

“No sales charge is payable at the time of purchase on investments of $1 million or more. A Contingent Deferred Sales Charge of 1.00% may be imposed on certain purchases of Class A shares (as defined below).”

III.             Summary – Page 5 – Fees and Expenses

3.      COMMENT: You requested that we supplementally confirm to you that the Fee Waiver and Reimbursement Agreement for Class I Shares cannot be terminated prior to 12/31/13.

RESPONSE: Confirmed. The corresponding agreement for Class A and Class C Shares cannot be terminated prior 12/31/12.

IV.             Summary – Page 6 – Principal Investment Strategies

4.      COMMENT: You commented that in the Principal Investment Strategies section of the summary, we should include (i)  the term “junk bonds”, (ii) reference to the

Bo Howell	December 12, 2011

lowest-rated securities which the Fund may invest in, and (iii) discussion of the Fund’s maturity policy.

RESPONSE: Regarding comment (i) above, we will make the requested change to the Principal Investment Strategies section by adding the words “(commonly referred to as “junk bonds)” after the reference to below investment-grade securities in the first sentence thereof.

Regarding comment (ii) above, we will make the requested change to the Principal Investment Strategies section by adding the following as the penultimate sentence of the second paragraph thereof:

“The Fund may invest in securities with any investment rating, as well as unrated securities.”

Regarding comment (iii) above, the Fund does not have any established maturity policies to disclose. Although the Fund typically (i) will purchase bonds with 10-year maturities or less, and (ii) will not hold bonds to maturity, these practices are not tied to a stated policy. We therefore instead will note that the Fund may purchase and hold securities of any duration.

5.      COMMENT: Citing the Staff’s July 30, 2010 letter to the Investment Company Institute, you commented that the Fund should include narrowly tailored language specifying the Fund’s primary uses of derivatives products.

RESPONSE: The Fund will make the requested change to the Principal Investment Strategies section by adding the following words “(typically for hedging purposes)” after the words “The Fund may also invest” at the beginning of the second sentence, of the second paragraph thereof. We have also included the following as the final sentence of the derivative risk disclosure in the summary section of the Registration Statement:

“The Fund may use derivatives in seeking to reduce the impact of foreign exchange rate changes on the Fund’s value. The Fund may at times also purchase derivatives linked to relevant market indices as either a hedge or for investment purposes.”

Bo Howell	December 12, 2011

6.      COMMENT: You asked us to confirm that, for the purposes of the “80% test”, the Fund will not include the notional value (commonly referred to as the “notional amount”) of a derivate contract in its calculations.

RESPONSE: The Fund typically will not use the notional value of a derivative contract in its calculations for the “80% test”. However, in the uncommon instance that there is a reasonable likelihood of settlement of a derivative contact for its notional value, the Fund may use that notional value for purposes of its 80% calculations.

7.      COMMENT: You commented the Fund’s practice to “engage in certain investment techniques which create market exposure, such as dollar rolls,” should not be disclosed in the Fund’s discussion of its principal investment strategy in the summary. You requested that we take this disclosure out of the summary section and, at our preference, include it elsewhere.

RESPONSE: We will make the requested change.

V.                Summary – Page 6 – Principal Investment Risks

8.      COMMENT: You commented that we should include disclosure regarding “Defaulted Securities Risk” and “Illiquid Securities Risk” in the discussion of the Fund’s principal investment risks in the summary.

RESPONSE: We believe disclosure relating to the risks of defaulted securities are covered by the “High Yield Risk” disclosure on page 7 of the Registration Statement. We also will include the following as the last sentence of this risk disclosure:

“The securities of such companies may be considered speculative, and the ability of such companies to pay their debts on schedule may be uncertain.”

Regarding your comment to include disclosure of “Illiquid Securities Risk”, we believe this is covered by the current risk disclosure titled “Illiquid Investment Risk” on page 8 of the Registration Statement.

VI.             Summary – Page 9 – Calendar Year Total Returns

9.      COMMENT: You asked us to explain why the Fund chose to display performance of Class I Shares and not that of Class A or C Shares.

Bo Howell	December 12, 2011

RESPONSE: As you know, the Fund will commence operations in its present form on or about January 1, 2012 when it is expected to be the successor to the Old Mutual High Yield Fund (the “Predecessor Fund”) pursuant to a reorganization on or about December 31, 2011. The Predecessor Fund offered only one class of shares, designated as Institutional Class shares (referred to as Class I Shares). Although the Fund will also offer Class A and Class C Shares, the Predecessor Fund did not; as a result performance data is available only for Class I Shares. Also, the Predecessor Fund’s shareholders who become shareholders of the Fund as a result of the reorganization will receive Class I Shares of the Fund, and therefore, initially, Class I will be the Fund’s sole operating share class.

VII.          Summary – Page 10 – Average Annual Total Returns

10.  COMMENT: You commented that the total annual returns for Class A and Class C shares in the Average Annual Total Returns section were omitted. You requested that we reference the inception date of Class A and Class C Shares and populate the required data for such share classes.

RESPONSE: We will include the requested data regarding Class A and Class C Shares in a paragraph above the Average Annual Total Returns table which can be found on Annex A of this letter. Regarding the data to be presented for Class A and Class C Shares, we will provide pro forma total annual returns for those shares classes, based on data from the total annual returns of Class I Shares adjusted to reflect expected Class A and Class C expenses in accordance with SEC No-Action Letter The Managers Core Trust (pub. avail. Jan. 28, 1993). In the No-Action Letter, the SEC Staff addressed an analogous situation. The SEC Staff in that letter permitted a fund to use and advertise the total annual returns of a new series based on the performance of an existing series, adjusted to reflect applicable sales loads and any account fees of such new share class.

VIII.       Summary – Page 11 – Our Management Team

11.  COMMENT: You commented that, in the Our Management Team section, we introduce the Adviser and the Portfolio Managers in the same sentence. You requested that we separate our discussion of the Adviser and the Portfolio Managers.

RESPONSE: The Fund will make the requested change by adding the following as the first paragraph of the Our Management Team section:

Bo Howell	December 12, 2011

“First Eagle Investment Management, LLC serves as the Adviser to the Fund.”

IX.             Summary – Page 11 – Our Management Team

12.  COMMENT: You commented that we have not included the dates on which the Portfolio Managers begun managing the Predecessor Fund. You requested that we disclose these dates in the Our Management Team section.

RESPONSE: The Fund will make the requested change to the Registration Statement.

X.                Summary – Page 11 – Additional Information

13.  COMMENT: You commented that the “Additional Information” section is not required by Items 2-8 (the summary section) of the Form’s instructions. You requested that we remove this from the summary section.

RESPONSE: The Fund will make the requested change to the Registration Statement.

XI.             Summary – Page 12 – Tax Information

14.  COMMENT: You commented that our Tax Information section does not disclose potential tax consequences of the withdrawal from a tax-deferred account. You requested that we include disclosure in the Tax Information section indicating that taxes may be due upon the withdrawal of funds from a tax-deferred account.

RESPONSE: We have reviewed a number of other fund families’ registration statements (e.g. Touchstone Fund Group Trust, Eaton Vance Funds, Federated Funds, etc.) and believe our language in the Registration Statement is substantially similar to those funds’ disclosure; none of which contains any statements regarding the imposition of taxes or penalties in the event a shareholder withdraws from a tax-deferred account. Nor does it appear that the Form N-1A instructions require the type of disclosure requested. We respectfully prefer to keep the disclosure as-is.

XII.          Summary – Page 13 – More Information about the Fund’s Investments

15.  COMMENT: You commented that Item 9 of the Form’s instructions require the Fund to restate the Fund’s investment objective, principal investment strategies

Bo Howell	December 12, 2011

and principle investment risks. You requested that we include such disclosure in this section.

RESPONSE: The Fund will make the requested changes by adding the disclosure found on Annex B to this letter directly after the summary section of the Prospectus.

16.  COMMENT: You commented that the Defensive Investment Strategies section should not be included in the summary section. You requested that we move this discussion out of the summary section.

RESPONSE: After reviewing the Registration Statement, we note that the defensive investment strategies discussion is already located outside the summary section (Items 2-8 of the Form’s instructions).

XIII.       Statement of Additional Information (“SAI”) – Page 23 – Investment Restrictions of the High Yield Fund

17.  COMMENT: You initially commented that non-fundamental investment restriction (c), relating to concentration, should be included as a fundamental investment restriction. In our discussions with you, we noted that non-fundamental investment restriction (c) is intended to interpret fundamental investment restriction 4. You requested that we add language to link the two restrictions.

RESPONSE: The Fund will make the requested change by adding the following to the beginning of non-fundamental investment restriction (c):

“In implementation of the fundamental investment restriction 4 above,”.

18.  COMMENT: You commented that, in the non-fundamental investment restrictions (c) of the Fund, we have sub-divided our listing of financial service companies based on end-users. You ask us to explain our rationale for doing so.

RESPONSE: This language was taken directly from the Predecessor Fund’s non-fundamental investment restriction. Given the Fund will be operated by the same Portfolio Managers and under the same investment strategy we felt it appropriate not to modify the Predecessor Fund’s investment restrictions in this regard. We believe the classifications used to sub-divide the financial services industry are consistent with those classifications accepted by the investment community as set out in SIC codes, NAICS Codes, and Bloomberg Industry Codes.

Bo Howell	December 12, 2011

XIV.       SAI – Page 39 – Payments to the Adviser and Subadviser

19.  COMMENT: You commented that we do not include the aggregate advisory fees paid by the Predecessor Fund to its Adviser. You requested that we disclose these fees in the this section.

RESPONSE: While we appreciate your comment, we respectfully disagree with that approach and prefer to leave the disclosure as-is. The advisory fees which we would have to disclose were not paid by the Fund and were not calculated by First Eagle. Further, we do not think the disclosure would be meaningful to shareholders given its limited relevance in the context of this Fund.

XV.          SAI – Page 40 – Portfolio Managers

20.  COMMENT: You asked whether bonus compensation payable to the Funds’ Portfolio Managers are based on pre- or post-tax returns of the Funds they manage and to disclose such in the SAI.

RESPONSE: We confirm that a portion of the Portfolio Managers’ bonus compensation is typically based on pre-tax returns of the Funds and other accounts that the Portfolio Managers manage. However, bonus calculations are not solely tied to returns; nor do the contracts with the Portfolio Managers necessarily distinguish between pre-tax or post-tax returns. There are a number of objective and subjective factors that go into the Adviser’s calculations of bonus compensation; the weight and relevance of which may vary. We respectfully prefer to retain the disclosures as-is.

21.  COMMENT: You asked whether the Adviser uses any benchmarks in determining the bonus compensation payable to the Funds’ Portfolio Managers and, if so, you requested that we disclose such benchmarks.

RESPONSE: The Adviser does not use any benchmarks in determining the bonus compensation of its Portfolio Managers.

**********

During our conversation on November 29, 2011, we mentioned the Fund’s intent to incorporate relevant composite performance into its registration statement. This performance data will include the performance of both the Predecessor Fund and separately managed accounts, all administered under substantially the same strategy and by the same investment team, in

Bo Howell	December 12, 2011

accordance with the SEC No-Action letter, Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1997) (“Nicholas-Applegate”). In Nicholas-Applegate, the Staff observed that additional information not required by the Form was permitted to be included in the prospectus, provided that its inclusion “does not obscure or impede understanding of the required information.” Further, the Staff stated certain disclosures that must be made for the Fund to avail itself of the ability to incorporate composite performance date in the prospectus. Below we list the Nicholas-Applegate disclosures as well as the Fund’s intended approach to address these requirements:

                    i.    prominently disclose that the (a) other account performance is not the fund’s own performance, (b) other account performance should not be considered a substitute for the fund’s performance, and (c) this performance should not be considered indicative of the past or future performance of the fund;

The Fund has included statements to this effect in an introductory paragraph, which will be placed above the composite performance data and can be found on Annex C hereto.

                  ii.      present other account performance information in addition to, and no more prominently than, the fund’s own performance information; and

The Fund has included its stand-alone performance data in the summary section of the prospectus (see page [●]). The composite performance is displayed separately later in the prospectus on page [●].

                iii.      explain (a) the nature and purpose of the other account performance information, and (b) all material differences between the other accounts and the fund to ensure that the other account’s information is not presented in a misleading manner.

The introductory paragraph referenced above includes a statement to this effect.

**********

The First Eagle Funds acknowledge that should the Commission or its Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the First Eagle Funds acknowledge that the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The First Eagle Funds further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bo Howell	December 12, 2011

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4763.

Very truly yours,

/s/ Robert A. Zecher

Bo Howell	December 12, 2011

Annex A

[The below will be found directly above the Average Annual Total Returns table of the Registration Statement in response to Comment 10 above.]

This table discloses after-tax returns only for Class I shares. After-tax returns for Class A and Class C shares will vary. After-tax returns are calculated using the highest individual federal income tax rate for each year. Returns do not reflect the effect of state and local taxes. Actual after-tax returns depend on your individual tax situation. After-tax returns are not relevant to investors in tax-deferred accounts, such as 401(k) plans or individual retirement accounts. All returns shown assume commencement of operations on November 19, 2007, which is the date of organization of the Predecessor Fund.  Class A, Class C and Class I shares are newly formed and have no shares outstanding.  Returns shown for Class I shares are the returns of the Predecessor Fund for those periods.  Returns shown for Class A and Class C shares are the returns of the Predecessor Fund for those periods, adjusted to reflect anticipated expenses for those Class A and Class C shares during their first fiscal year (including the effect of the Fund’s Class A and Class C expense waiver).

Bo Howell	December 12, 2011

Annex B

[The below will be found after the summary section of the Registration Statement in response to Comment 15 above.]

Investment Objective

The Fund seeks to provide investors with a high level of current income by investing in high-yield, below investment-grade securities (commonly referred to as “junk bonds”) including high-yield corporate bonds and loans, municipal bonds, mortgage-backed and asset backed securities, income-producing convertible securities, and preferred stocks. The fund may also invest in other types of securities including unrated debt securities, derivatives, and may also employ certain investment techniques which create market exposure, such as dollar rolls. There is no guarantee that the Fund will achieve its objective.

Principal Investment Risks

The following provides general information on risks associated with the types of securities in which the Fund principally invests. Additional risks associated with investing in the Fund are further described in the Fund’s Statement of Additional Information, which is available on request (see back cover).

Credit Risk

Credit risk is the risk that the issuer of a bond or other instrument will not be able to make payments of interest and principal when due. Changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may also affect the value of the Fund’s investment in that issuer. The value of the debt securities held by the Fund fluctuates with the credit quality of the issuers of those securities. The Fund could lose money if the issuer of a security is unable to meet its financial obligations or goes bankrupt.

High Portfolio Turnover Risk

The Fund’s investment strategies, which permits the Fund to hold instruments of any remaining duration and to trade those securities rather than holding them to maturity, may result in high turnover rates. The rate of portfolio turnover is calculated by dividing the lesser of the cost of purchases or the proceeds from sales of portfolio securities (excluding short-term U.S. government obligations and other short-term investments) for the particular fiscal year by the monthly average of the value of the portfolio securities (excluding short-term U.S. government obligations and short-term investments) owned by the Fund during the particular fiscal year. A high turnover rate may increase the Fund’s brokerage commission costs, which would reduce performance. Rapid portfolio turnover also exposes shareholders to a higher current realization of short-term gains, which could cause result in a greater tax liability.

Bo Howell	December 12, 2011

Market Risk

All securities may be subject to adverse market trends. The value of the Fund’s portfolio holdings may fluctuate in response to events specific to the companies or markets in which the Fund invests, as well as economic, political, or social events in the United States or abroad. This may cause the Fund’s portfolio to be worth less than the price originally paid for it, or less than it was worth at an earlier time. Market risk may affect a single issuer or the market as a whole. As a result, a portfolio of such securities may underperform the market as a whole.

Convertible Security Risk

Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities may gain or lose value due to changes in the issuer’s operating results, financial condition, and credit rating and changes in interest rates and other general economic, industry and market conditions. Convertible securities generally have higher yields than common stocks of the same or similar issuers, but lower yields than comparable non-convertible securities. They may be less subject to fluctuation in value than the underlying stock because they have fixed income characteristics, and provide the potential for capital appreciation if the market price of the underlying common stock increases.

Interest Rate Risk

Fluctuations in interest rates will affect the value of the Fund. An increase in interest rates tends to reduce the market value of debt securities, while a decline in interest rates tends to increase their values. Securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations. Long-term debt securities, mortgage-backed securities and fixed income obligations are generally more sensitive to interest rate changes.

Prepayment Risk

This risk relates primarily to mortgage-backed securities. During a period of declining interest rates, homeowners may refinance their high-rate mortgages and prepay the principal. Cash from these prepayments flows through to prepay the mortgage-backed securities, necessitating reinvestment in bonds with lower interest rates, which may lower the returns to investments in mortgage-backed securities. Decreases in market interest rates may also result in prepayments of obligations the Fund acquires, requiring the Fund to reinvest at lower interest rates.

Bo Howell	December 12, 2011

Changes in Debt Ratings

The Fund’s portfolio investments are subject to the risk of downgrade by a ratings agency. Ratings downgrades generally affect the value of the downgraded security and are likely to result in both decreased demand for the security and an investor expectation of a higher rate of return on the security.

Derivatives Risk

Futures contracts or other ‘‘derivatives,’’ including hedging strategies, present risks related to their significant price volatility and risk of default by the counterparty to the contract. Derivatives are subject to counterparty risk, which is the risk that a loss may be sustained by the Fund as a result of the insolvency or bankruptcy of the other party to the transaction or the failure of the other party to make required payments or otherwise comply with the terms of the transaction. Changing conditions in a particular market area, such as those experienced in the subprime and non-agency mortgage market over recent years, whether or not directly related to the referenced assets that underlie the transaction, may have an adverse impact on the creditworthiness of the counterparty.

Bo Howell	December 12, 2011

Annex C

[The below will be found after the Financial Highlights section at the end of the Prospectus.]

PERFORMANCE OF SIMILAR ACCOUNTS MANAGED BY THE PORTFOLIO MANAGERS

The information below is provided to illustrate the experience and historic investment results obtained by the Fund’s Portfolio Managers in managing accounts with investment objectives, policies and strategies that are substantially similar to the Fund. The investment results shown disclose composite performance data comprised of the Predecessor Fund’s performance and that of other accounts managed by the Portfolio Managers under substantially the same investment strategy as the Fund. These other accounts (other than the Predecessor Fund) are not subject to certain investment limitations, diversification requirements, and the restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code, which if applicable, may adversely affect the performance results of such other accounts.

“Net” results shown have been adjusted to reflect the anticipated expenses of the Fund’s Class I shares during their first fiscal year (including the effect of the Fund’s Class I fee waiver); actual composite results, whether gross or net of fees and expenses, were higher than the net results shown below since the fees and expenses of the composite accounts were generally lower than those of the Fund.

These investment results are not those of the Fund and should not be considered a substitute for the Fund’s performance data found on page [●] of this Prospectus. Past performance is no guarantee of future results. The Fund’s performance in the future may be different due to many factors, including but not limited to, differences in cash flows, fees, expenses, and portfolio size, all of which, if applicable, could have a negative impact on the Fund’s performance.

	Composite Assets		Annual Performance Results
Year	USD	Number of	Composite	Composite	Barclays Capital US Corporate
End	(millions)	Accounts	Gross	Net	High Yield Index
2010	26	Five or Fewer	17.03%	16.21%	15.12%
2009	25	Five or Fewer	60.33%	59.21%	58.21%
2008	19	Five or Fewer	(15.01%)	(15.60%)	(26.16%)
2007	16	Five or Fewer	2.31%	1.60%	1.87%
2006	8	Five or Fewer	10.69%	9.91%	11.85%
2005	5	Five or Fewer	9.44%	8.68%	2.74%
2004	1	Five or Fewer	3.92%*	3.80%*	2.71%*